
SembCorp Industries

Rule 12g3-2(b) File No. 825109

23 July 2003



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 8/11

MASNET No. 28 OF 23.07.2003
Announcement No. 28

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

SEMBCORP INDUSTRIES DIVESTS 345, 000 SHARES IN PACIFIC INTERNET

SembCorp Industries announces that it has, through its wholly-owned subsidiary, SembCorp Ventures, made an open market sale of 345,000 ordinary shares of par value S$2.00 each in Pacific Internet (Nasdaq: PCNTF) at US$9.50 per share.

The gross proceeds from this transaction are US$3.27 million (S$5.76 million) and the net gain is S$ 4.49 million.

The open-market sale was concluded on July 21, 2003 and SembCorp Industries' stake in PacNet is now reduced from 33.56 per cent to 30.90 per cent.

The disposal does not have a material impact on SembCorp Industries' earnings per share and net tangible asset per share for 2003.

None of the Directors or controlling shareholders of SembCorp Industries have any interest, directly or indirectly, in the transaction.

By Order of the Board
Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 23/07/2003 to the SGX